Via EDGAR

October 20, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:    Pamela Long, Assistant Director

                    Craig Slivka, Special Counsel

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-207098) of SunCoke Energy Partners, L.P., a Delaware limited partnership

Ladies and Gentlemen:

On behalf of SunCoke Energy Partners, L.P. (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests the effective date of the above referenced Registration Statement be accelerated to 4:00 p.m., Washington D.C. time, on October 22, 2015, or as soon thereafter as practicable. The Partnership hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has been submitted via EDGAR. If you need additional information, please contact Benjamin F. Rikkers (414-319-7348) of Foley & Lardner LLP.

* * * * *

Very truly yours,

SunCoke Energy Partners, L.P.

By:	SunCoke Energy Partners GP LLC, its general partner

By:	/s/ Denise R. Cade
Name:	Denise R. Cade
Title:	Senior Vice President, General Counsel, Corporate Secretary